PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and F/m Investments LLC (“F/m”), intending to be legally bound, hereby agree with each other as follows:

1. The Company hereby offers F/m and F/m hereby purchases one (1) share each (each, a “Share” and collectively, the “Shares”) of the F/m Compoundr High Yield Bond ETF (par value $0.001 per Share), and F/m Compoundr U.S. Aggregate Bond ETF (par value $0.001 per Share) (each a “Fund”) at price per Share equivalent to the net asset value per Share of each respective Fund as determined on August 5, 2025.

2. The Company hereby acknowledges receipt from F/m of funds in the amount of $150 in full payment for the Shares.

3. F/m represents and warrants to the Company that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of August 6, 2025.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Financial Officer, Chief Operating Officer, and Secretary

F/M INVESTMENTS LLC

By:	/s/ Kirk Johnson
Name:	Kirk Johnson
Title:	COO & GC